

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2023

Charles Ross, Jr.
Chief Executive Officer
American Rebel Holdings, Inc.
909 18th Avenue South, Suite A
Nashville, TN 37212

> **Re: American Rebel Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 21, 2023**
> **File No. 333-273379**

Dear Charles Ross:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 21, 2023

General

1.  Please file the audited financial statements of the Champion Entities as of and for the years ended December 31, 2021, and 2020, and the unaudited pro forma financial statements for the registrant, giving effect to the acquisition of the Champion Entities, as of and for the three months ended March 31, 2022, and 2021, or explain why you do not believe that you are required to do so.

Charles Ross, Jr.
American Rebel Holdings, Inc.
August 1, 2023
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Steven Lipstein